FORM C-AR
Annual Report Pursuant to Regulation Crowdfunding

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1. Issuer Information

- **Legal Name of Issuer:** Vitaclean Holdings (operating as Vitaclean Inc)
- **Jurisdiction of Incorporation/Organization:** [Delaware, USA]
- **Date of Incorporation:** [28/12/2021]
- **Employer Identification Number (EIN): [88-3394203]**
- **Address of Principal Executive Offices:** [165 Huber st, Secaucus, 07094]
- **Website:** [www.vitaclean.co]
- **Contact Person:** [Sara Douglas, sara@vitacleanhq.com, +447467426288] (Kristina Velkova, kristina@vitacleanhq.com, +15512689400

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2. Business Overview

- **Description of Business:**
  Vitaclean is engaged in providing eco-friendly and innovative shower solutions that improve water filtration and skin care benefits for customers. The company has continued to expand its product offerings and improve its market presence.
- **Current Operations and Recent Developments:**
  - Total revenue for 2024 was **$857,995.18**, primarily generated from Shopify sales.
  - The company maintains a **gross profit of $489,361.33** after cost of goods sold.
  - Marketing, payroll, and research and development remain key expenditure areas.
  - Net income for 2024 was **$35,572.26**.
- **Future Plans:**
  The company plans to continue product innovation, explore new marketing strategies, and expand its distribution channels.

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3. Directors, Officers, and Significant Owners

Name	Position	Date Appointed	Ownership (%)
[Co- CEO Name]	CEO	[28/12/2021]	[36.448%]
[Co-CEO]	CFO	[28/12/2021]	[36.448%]

4. Financial Information

- **Financial Statements:** *(Attached separately)*
- **Key Financial Metrics for 2024:**
  - **Revenue:** $857,995.18
  - **Cost of Goods Sold:** $368,633.85
  - **Gross Profit:** $489,361.33
  - **Total Expenses:** $453,130.32
  - **Net Operating Income:** $36,231.01
  - **Net Income:** $35,572.26
- **Balance Sheet Summary (as of December 31, 2024):**
  - **Total Assets:** $40,373.58
  - **Total Liabilities:** $234,622.98
  - **Total Equity:** -$194,249.40

5. Capital Raised & Use of Proceeds

- **Amount Raised Under Reg CF:** [Specify Amount]
- **Breakdown of Fund Usage:**

Use Case	Amount Spent ($)
Product Development and stock	[$34,800]

- **Current Financial Condition:**
  The company maintains positive cash flow and is focusing on reducing liabilities while investing in growth initiatives.

6. Legal Proceedings

- Are there any legal proceedings against the company? **No**

7. Other Important Disclosures

- **Risk Factors:**
    - Market competition and changing consumer trends.
    - Supply chain disruptions and rising costs.
    - Regulatory compliance challenges.
- **Material Changes Since Last Filing:**
    - No significant material changes in the company's financial structure beyond operational improvements and ongoing financial management.

8. Compliance & Signatures

I, [Authorized Representative Name], as [Title] of Vitaclean, certify that the information provided in this Form C-AR is accurate and complete to the best of my knowledge.

Signature: _____
Date: [03/05/2025]
Title: [Co-CEO]